SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October  2005

SBS Broadcasting S.A.

(Translation or registrant’s name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

FOR IMMEDIATE RELEASE

SBS SHAREHOLDERS APPROVE PROPOSED ACQUISITION BY PERMIRA AND KKR

Luxembourg – October 3, 2005 – SBS Broadcasting S.A. (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) announces that the proposed acquisition of SBS’s business by an entity controlled by funds advised by two leading private equity firms, Permira and KKR, was approved by its shareholders at the extraordinary general meeting of SBS’s shareholders held today in Luxembourg.  SBS’s shareholders also approved the related resolutions set out in the Shareholders Circular that was distributed on September 1, 2005 in relation to the transaction.

SBS expects that the closing for the transaction will occur in the second half of October 2005, following the satisfaction or waiver of the remaining conditions precedent included in the Sale and Purchase Agreement for the transaction, and that the distribution to shareholders of sale proceeds and related amounts and payments to option holders will occur shortly thereafter.  The remaining conditions precedent, which are described in the Shareholders Circular, include receipt of competition clearance from the European Commission.  SBS plans to announce when the remaining conditions precedent have been satisfied or waived and the closing date has been established.

Forward-Looking Statements

The statements in this press release regarding the expected timing for the closing of the transaction, the distribution of sale proceeds and related amounts to shareholders, and payments to option holders are forward-looking.  Forward-looking statements are by their nature uncertain and the actual timing for these events may differ.  For information regarding factors that could affect the closing of the transaction, the distribution to shareholders and payments to option holders, please see the Shareholders Circular, which is available on SBS’s website at www.sbsbroadcasting.com.

About SBS Broadcasting S.A.

SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Romania and Sweden.

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Contacts

For further information visit: www.sbsbroadcasting.com, or contact:

Investors:	Press:
Michael Smargiassi/Jon Lesko	Jeff Pryor
Brainerd Communicators	Pryor & Associates
Tel: +1 212 986 6667	Tel: +1 818 338 3555
Mobile: +1 818 730-0770

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	October 5, 2005

SBS BROADCASTING S.A.

		By:	/s/Markus Tellenbach
		Name:	Markus Tellenbach
		Title:	President and Chief Executive Officer